UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2018

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant’s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY	:	00124
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30 of the Chilean Superintendence of Securities and Insurance, (Comisión para el Mercado Financiero), and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the “Company”), its business, its securities or tender offer, as a material event:

The Company announced today the commencement of a cash tender offer (the “Tender Offer”) for a partial purchase of its 5.000% Senior Notes due 2023 (the “Notes”).

The complete terms of the Tender Offer are set forth in an Offer to Purchase, dated as of today (the “Offer to Purchase”), and any amendments or supplements thereto.

Under the Offer to Purchase, the Company is offering to purchase for cash up to US$210,000,000 in aggregate principal amount of the Notes. The expiration date for the Tender Offer is 11:59 p.m., New York City time, on October 18, 2018. Also, as stated in the Offer to Purchase, among other considerations the tender offer is subject to various conditions, including a condition that the Company shall have completed one or more capital markets transactions and/or syndicated loans in the Chilean market on terms satisfactory to the Company.

For more information, please find attached the Press Release published today by the Company, which includes the main terms and conditions of the Offer to Purchase and shall be treated as if fully incorporated into the body of this Material Event.

Santiago, September 20, 2018.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

MEDIA RELEASE

EMBOTELLADORA ANDINA ANNOUNCES OFFER TO PURCHASE FOR CASH CERTAIN OF ITS DEBT SECURITIES

SANTIAGO, September 20, 2018: Embotelladora Andina S.A. (the “Company”), a Chilean publicly held corporation, announced today that it is offering to purchase for cash up to US$210,000,000 in aggregate principal amount (the “Tender Cap”) of its outstanding 5.000% Senior Notes due 2023 (the “Notes”). The complete terms of the tender offer are set forth in an Offer to Purchase, dated as of today (the “Offer to Purchase”), and any amendments or supplements thereto.

The Early Participation Date for the tender offer is 5:00 p.m., New York City time, on October 3, 2018, and the Expiration Date is 11:59 p.m., New York City time, on October 18, 2018. The “Total Consideration” payable to Holders that validly tender (and do not validly withdraw) their Notes on or prior to the Early Participation Date for each US$1,000 principal amount accepted for purchase by the Company pursuant to the tender offer shall be a price equal to the amount shown for the Notes in the table below. The Total Consideration includes the Early Participation Payment.

Holders that validly tender their Notes after the Early Participation Date but at or before the Expiration Date, will receive only the Tender Offer Consideration, which is the Total Consideration less the Early Participation Payment.  In addition to the Total Consideration or the Tender Offer Consideration, as applicable, Holders that validly tender (and do not validly withdraw) their Notes and whose Notes are accepted for purchase by the Company in the tender offer will receive accrued and unpaid interest from the last applicable interest payment date for the Notes up to, but excluding, the applicable settlement date (“Accrued Interest”).

The following table sets forth information with respect to the tender offer:

Title of Security	CUSIP	ISIN	Aggregate Principal Amount Outstanding		Tender Cap		Tender Offer Consideration(1)		Early Participation Payment(1)		Total Consideration(1)
5.000% Senior Notes due 2023	144A: 29081P AE5 Reg S: P3697U AD0	144A: US29081PAE51 Reg S: USP3697UAD02	US$	575,000,000	US$	210,000,000	US$	1,023.75	US$	30.00	US$	1,053.75

(1)    Per US$1,000 principal amount of Notes tendered and accepted for purchase by the Company, excluding Accrued Interest.

The tender offer is subject to various conditions, including a condition that the Company shall have completed a proposed issuance and placement of notes and/or borrowings under syndicated loans in the Chilean market on terms satisfactory to the Company, providing net proceeds that are at least sufficient to pay the Total Consideration and Accrued Interest for all the tendered Notes (up to the Tender Cap), plus all fees and expenses in connection with the tender offer (the “Financing Condition”).

The Company may modify or terminate the tender offer and may extend the Early Participation Date, Expiration Date or any payment date with respect to the tender offer.

If the Financing Condition is satisfied prior to the Expiration Date, the Company reserves the right, in its sole discretion, at any point following the Early Participation Date and before the Expiration Date, to accept for purchase and pay for any Notes validly tendered (and not subsequently withdrawn) on or prior to the Early Participation Date. Payment for Notes that are validly tendered by the Holders and accepted for purchase by the Company but not purchased prior to the Expiration Date will be made on the final settlement date, which is anticipated to occur on the second business day after the Expiration Date.

The Company’s acceptance for purchase of the Notes is subject to the Tender Cap.  If the aggregate purchase price of Notes (not including Accrued Interest and premium over the principal of the Notes being purchased under the Tender Offer) that are validly tendered and not withdrawn would exceed the Tender Cap, the amount of Notes accepted for purchase may be subject to proration with the proration factor depending on the aggregate purchase price of the Notes validly tendered. If the aggregate principal amount of the Notes tendered on or prior to the Early Participation Date equals, or exceeds, the Tender Cap, holders who tender Notes after the Early Participation Date will not have any of their Notes accepted for purchase. If the aggregate principal amount of the Notes tendered on or prior to the Early Participation Date does not exceed the Tender Cap, Holders who validly tender Notes after the Early Participation Date may be subject to proration, but Holders who validly tender Notes on or prior to the Early Participation Date and whose Notes are accepted for purchase will not be subject to proration. The Company reserves the right, in its sole discretion, subject to applicable law, to increase the Tender Cap without extending the withdrawal rights; however, there can be no assurance the Company will do so.

The Company has retained Itau BBA USA Securities, Inc. (“Itaú BBA”), J.P. Morgan Securities LLC (“J.P. Morgan”) and Santander Investment Securities Inc. (“Santander”) as the Dealer Managers for the tender offer. Global Bondholder Services Corporation (“GBSC”) is acting as the Information Agent and Depositary for the tender offer. For additional information regarding the terms of the tender offer, please contact any of Itaú BBA at (888) 770-4828 (toll-free) or (212) 710-6749 (collect), J.P. Morgan at (866)

846-2874 (toll-free) or (212) 834-7279 (collect) or Santander at (855) 404-3636 (toll-free) or (212) 940-1442 (collect). Requests for documents and questions regarding the tendering of Notes may be directed to GBSC by telephone at (866)-470-3700 (toll-free) or (212)-430-3774 (collect), facsimile at (212) 430-3775/3779, or by email at contact@gbsc-usa.com.

This news release does not constitute an offer or an invitation to participate in the tender offer. The tender offer is being made pursuant to the Offer to Purchase, a copy of which will be delivered to holders of the Notes, and which sets forth the complete terms and conditions of the tender offer. Holders are urged to read the Offer to Purchase carefully before making any decision with respect to their Notes. The tender offer is not being made to, nor will the Company accept tenders of Notes from, holders in any jurisdiction in which it is unlawful to make such an offer or solicitation. None of the Company, their board of directors, the Dealer Managers, the Information Agent and Depositary or the trustee for the Notes makes any recommendation as to whether holders should tender Notes in response to the tender offer. Certain statements in this press release, including those describing the completion of the tender offer, constitute forward-looking statements. These statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results will differ, possibly materially, from the anticipated results indicated in these statements.

Media Contact:

Paula Vicuña

Phone number:  +56 2 23380523

Email: paula.vicuna@koandina.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, September 20, 2018